                                                  Filed by Thoratec laboratories
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities and
                                                           Exchange Act of 1934.
                                          Subject Company: Thoratec Laboratories
                                               Commission Act File No. 033-72502

                       [THORATEC LABORATORIES LETTERHEAD]

                                 [THORATEC LOGO]

Contact:  Cheryl Hess, Chief Financial Officer
(925) 847-8600
www.thoratec.com


                THORATEC LABORATORIES EXPECTS 40% REVENUE GROWTH

          IN 2001, TO $42 TO $44 MILLION, AND 100% GROWTH IN EARNINGS;

               PROVIDES UPDATE ON THERMO CARDIOSYSTEMS TRANSACTION



        (PLEASANTON, CA), January 16, 2001--Thoratec Laboratories Corporation (NASDAQ: THOR), said today that based on growing demand for the Thoratec(R) Ventricular Assist Device (VAD) System and recent approval to begin marketing its Vectra(TM) vascular access graft in the U.S., the company expects its stand alone expects fiscal 2001 revenues will be between $42 million and $44 million, a roughly 40 percent growth rate over the prior year, and that earnings per share will be $0.21-$0.24, or double the prior year, without regard to taxes and certain one-time charges.

        "The market for mechanical assist devices, and the Thoratec VAD System in particular, continues to be very strong--both here and abroad--and our device is now being used by more than 165 centers in the U.S. and Europe. In addition, we have received very positive initial market response to our Vectra graft, which recently received U.S. approval. We are also hopeful that our TLC-II(R) portable VAD driver will receive FDA approval in the very near future," said D. Keith Grossman, president and chief executive officer.

        Last week, Thoratec announced that revenues for the fourth quarter of fiscal 2000 were a record $9.4 million and a record $30.4 million for all of fiscal 2000, growth of 31 percent and 35 percent, respectively, and that the company expects to report fourth quarter earnings per share of $0.05-$0.06, before taxes and one-time costs related to its proposed merger with Thermo Cardiosystems Inc. (AMEX: TCA). The company is now updating this information to an earnings estimate of $0.06 to $0.07 per share, before the same taxes and one-time expenses. The company will report complete financial results for the fourth quarter and all of fiscal 2000 on January 22.

        Grossman also noted that both Thoratec and Thermo Cardiosystems last week mailed the joint proxy statement/prospectus regarding their transaction to their respective shareholders.

        "We have achieved all of the necessary regulatory approvals for the merger and shareholder approval is the only significant remaining step. We believe we can close the transaction immediately after the companies' special shareholders meetings on February 13," Grossman noted.

        "In addition, since the first of the year, our management teams have been working very hard on an integration plan with employees at both companies' locations, to assure a smooth and successful integration. Based on the current outlook we believe that, given the financial strength and success of both of our companies we can generate revenues of $130 to $140 million in fiscal 2001 on a combined basis, with additional growth of approximately 25 percent in 2002" he continued.

        "As we have stated in the past," he continued, "this combination will create a world-class medical technology company providing devices and services for cardiac surgery and congestive heart failure patients that both meets the needs of surgeons and their patients, and lays the foundation for exciting new product development programs in the future. Over the last few months, we have witnessed real excitement among our customer base regarding the potential for combining Thoratec and Thermo Cardiosystems. These customers, who combined will be over 340 and growing, understand and appreciate the benefits to patients and physicians that the new Thoratec will provide," he concluded.

        Grossman reemphasized the unique opportunity that exists in the soon to be completed merger. "Standalone, Thoratec has no less than five products or new indications for use that have either just been approved, are in clinical trials, or will start clinical trials in the next few months, all of which have significant market potential. When combined with our aggressive revenue growth rates and attained profitability, we believe we have created an exciting and sustainable business.

        "In fact, both companies have consistently demonstrated that they are capable of bringing best-in-class technologies not just to the drawing board or the animal laboratory, but also through difficult and complex regulatory approvals, and finally to profitable and growing market positions." Grossman added, "Combined, we will offer a pipeline not of one but many products, and with current growth in sales and earnings. This merger is a unique combination, and will result in a valuable leader in cardiovascular medical technology. We remain confident we will soon conclude our merger, and are enthusiastic about the future of our combined companies."

        The proposed merger was announced on October 3, 2000. As proposed, it will be a stock-for-stock transaction in which each outstanding share of Thermo Cardiosystems will be exchanged for 0.835 shares of newly issued Thoratec stock, and will be accounted for as a purchase.

        Thoratec Laboratories Corporation is engaged in the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications, all of which incorporate its proprietary biomaterial, Thoralon(R). The Thoratec VAD System is the only ventricular assist device that is approved for use both as a bridge-to-transplant and for recovery from open-heart surgery. The company's Vectra vascular access graft, which is used in patients undergoing hemodialysis, is approved for sale in the U.S., Europe, Japan and a number of other foreign countries. Its Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels, is currently in clinical trials in the U.S. and Canada. For additional information about Thoratec, visit the company's web site at www.thoratec.com.

        Headquartered in Woburn, Mass., Thermo Cardiosystems is a leader in the research, development and manufacturing of implantable left ventricular assist systems (LVAS). Its air-driven and electric HeartMate heart assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the U.S., Europe and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron (NYSE:TMO). More information is available on the Internet at www.thermocardio.com.

        The portions of this news release that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thoratec and Thermo Cardiosystems, and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 (File No. 333-49120) filed with the Securities and Exchange Commission on December 29, 2000, as amended and supplemented from time to time, and in both companies' other filings with the Securities and Exchange Commission. Actual results, events or performance may differ materially.

        These forward-looking statements speak only as of the date hereof. None of Thoratec, Thermo Cardiosystems or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

OTHER IMPORTANT INFORMATION

        The proposed merger and the merger agreement between Thoratec and Thermo Cardiosystems are described in a joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the participants in the transaction. You can obtain the joint proxy statement/prospectus and other documents (including the merger agreement) that have been filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.


Investor Relations Department                   Investor Relations Department
Thoratec Laboratories Corporation               Thermo Electron Corporation
6035 Stoneridge Drive                           81 Wyman Street, P.O. Box 9046
Pleasanton, California, 94588                   Waltham, Massachusetts 02454
(925) 847-8600                                  (781) 622-1111



                                      #####